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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 2)


                    ROCKEFELLER CENTER PROPERTIES, INC.
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                             (Name of Issuer)

  Common Stock, par value $.01 per                  773102108
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Joseph A. Orlando
                       Leucadia National Corporation
                           315 Park Avenue South
                           New York, N.Y. 10010
                              (212) 460-1900
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    (Name, address and telephone number of person authorized to receive notices and communications)

                            September 29, 1995
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [  ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.















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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000 (1)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000 (1)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:    CO













     (1)      Excludes certain shares as described in Item 5 herein.






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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO

































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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    LNC Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,713,900
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,713,900
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,713,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO




























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               This Statement constitutes Amendment No. 2 to the Statement on Schedule 13D as previously amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, LNC Investments, Inc. ("LNC") and Leucadia, Inc. ("LI") (collectively, the "Beneficial Owners") with respect to the Common Stock, par value $0.01 (the "Common Stock") of Rockefeller Center Properties, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.   Purpose of the Transaction
               --------------------------

               On September 29, 1995, Leucadia delivered a letter to the Company announcing its support for the shareholder rights plan proposed by Gotham Partners, L.P., its intention to not support either the Zell or Goldman Sachs proposals as presently constituted and its intention to subscribe to the rights outlined in the Gotham Partners' proposal. A copy of the Leucadia letter is filed herewith and incorporated herein by reference.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of September 29, 1995, the Beneficial Owners beneficially owned the following shares of Common Stock:

               (i) LNC is the direct owner of 2,713,900 shares of Common Stock. The 2,713,900 shares represent approximately 7.1% of the 38,260,000 shares of Common Stock outstanding.

              (ii) LI is the direct owner of 100 shares of Common Stock, which represent less than .1% of the 38,260,000 shares of Common Stock outstanding. By virtue of its ownership of all of the outstanding capital stock of LNC, LI is for purposes of this
          Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LNC.

             (iii) By virtue of its ownership of all of the outstanding capital stock of LI, Leucadia is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock of which LI is a beneficial owner. All amounts represented in this
          Schedule 13D exclude $50,000 face amount of 8%/13% Current Coupon Convertible Debentures due December 31, 2000 (the "Convertible Debentures"), which are convertible into 4,230 Common Shares, owned by the Leucadia Foundation, the trustees of which are Ian
          M. Cumming and Joseph S. Steinberg.

























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              (iv)  Except as set forth in paragraphs (i) through (iii) of this Item 5(a), or in Appendix A to the Schedule 13D to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 beneficially owns any shares of the Company's Common Stock.

               (b) LNC, LI and Leucadia share LNC's voting and dispositive powers with respect to the 2,713,900 shares of Common Stock owned directly by LNC. LI and Leucadia share LI's voting and dispositive powers with respect to the 100 shares of Common Stock owned directly by LI.

               (c) The information set forth in Appendix C and in response to Item 6 hereof is incorporated herein by reference.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer
               ------------------------------------------------------

               LNC has granted call options with respect to an aggregate of 275,000 shares of Common Stock to Chemical Securities Inc. and BT Securities. These call options are exercisable on April 16, 1996 (with respect to 50,000 shares subject to option held by Chemical Securities Inc.) and April 19, 1996 (with respect to 225,000 shares subject to option held by BT Securities) at exercise prices ranging from $7.25 per share to $7.50 per share. LNC has pledged to the holders of such call options the number of shares of Common Stock subject to each respective call option. Set forth in Appendix C is certain information concerning such call options.

     Item 7.   Material to Be Filed as Exhibits
               --------------------------------

               2. Letter dated September 29, 1995 from Leucadia National Corporation to the Company.






























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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated: September 29, 1995


                                   LEUCADIA NATIONAL CORPORATION
                                   LEUCADIA, INC.
                                   LNC INVESTMENTS, INC.


                                   By: /s/ Joseph A. Orlando
                                      ---------------------------
                                   Name:  Joseph A. Orlando
                                   Title: Vice President of
                                          Leucadia National Corporation,
                                          Vice President of Leucadia, Inc.
                                          and Executive Vice President of LNC
                                          Investments, Inc.






































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                                                                 Appendix C





                              Number of      Option
                              Shares         Price                        Exercise
      Date of Transaction     Subject to     Per                          Price
            by LNC            Call Option(1) Share       Buyer            Per Share
      -----------------------------------------------------------------------------
      September 15, 1995      75,000         $.9900      BT Securities     $7.500
      September 19, 1995      50,000         $.9700      BT Securities      7.375
      September 19, 1995      50,000         $.9100      Chemical           7.500
                                                         Securities, Inc.
      September 20, 1995      50,000         $.9561      BT Securities      7.375
      September 20, 1995      50,000         $.9400      BT Securities      7.250















































     (1)  All options were sold in private transactions.


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                                  EXHIBIT INDEX


     Exhibit No.        Document                           Page No.
     -----------        ---------------------------        --------

         2.             Letter dated September 29, 1995
                        from Leucadia National Corporation
                        to Dr. Peter Linneman

























































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